CHINA JIANYE FUEL, INC.
136-20 38th Avenue, Unit 3G
Flushing, NY 11354

February 25, 2010

Terence O’Brien
Accounting Branch Chief
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	China Jianye Fuel, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 29, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
File No. 0-52496

Dear Mr. O’Brien:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Jianye Fuel, Inc. (the “Company”) dated January 12, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A. Controls and Procedures, page 14

1.           We note your disclosure that “[t]he term ‘disclosure controls and procedures’ (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the ‘Exchange Act’) is recorded, processed, summarized and reported, within the required time periods.” However, this is not the full definition of “disclosure controls and procedures,” as defined in Rule 13a-15(e) of the Exchange Act. Please revise your disclosure in an amendment to your fiscal year 2009 Form 10-K to clarify that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure if correct. In the alternative you may remove the inclusion of the definition of disclosure controls and procedures from your disclosures.

Response: The Company has removed the inclusion of the definition of disclosure controls and procedures from its disclosures in a proposed Amended Fiscal Year 2009 Form 10-K to be filed with the Commission subsequent to the Commission’s review of this letter attached hereto as Exhibit A (the “10-K Amendment”) as requested.

2.           Please amend your fiscal year 2009 Form 10-K to provide the disclosures required by Item 308(T) of Regulation S-K as of June 30, 2009, rather than December 31, 2007. Please note that the amendment need only contain the cover page, an explanatory note for the amendment, Item 9A, the exhibits listing, the signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance.

Response: The Company will file the 10-K Amendment which provides the disclosures required by Item 308(T) of Regulation S-K as of June 30, 2009, rather than December 31, 2007, as requested.

3.           In the amendment to your fiscal year 2009 Form 10-K, please revise the definition of material weakness disclosed on page 15 to comply with the definition in paragraph .06 of AU Section 325, which has subsequently been amended by Appendix A to Audit Standard No. 5.

Response: The Company has revised the definition of material weakness disclosed in the 10-K Amendment to comply with the definition in paragraph .06 of AU Section 325, which has subsequently been amended by Appendix A to Audit Standard No.5, as requested.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4T. Controls and Procedures, page 11

4.           In an amendment to your Form 10-Q, please disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2009. In this regard, your current disclosures refer to the period covered by an annual report rather than as of September 30, 2009. Refer to Item 307 of Regulation S-K for guidance. Please note that the amendment need only contain the cover page, an explanatory note for the amendment, Item 4T, the exhibits listing, the signature page and paragraphs 1, 2 ,4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance..

Response: The Company will file with the Commission subsequent to the Commission’s review of this letter an amended Form 10-Q for the quarter ended September 30, 2009, such proposed amendment is attached hereto as Exhibit B (the “Amended 10-Q”) disclosing its conclusion regarding the effectiveness of its disclosure controls and procedures as of September 30, 2009 as requested.

Exhibit 31.1

5.           In the amendment to your Form 10-Q, please refrain from replacing the word “report” with “quarterly report” in paragraphs 2, 3, and 4(a) of the Section 302 certification. Refer to Item 601(b)(31)(i) of Regulation S-K for guidance..

Response:  In the Amended 10-Q, the Company revised paragraphs 2, 3, and 4(a) of the Section 302 certification as requested.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jianye Wang
Jianye Wang
CEO and CFO

Enclosures
CC:        Ryan Nail
  The Crone Law Group

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission File Number: 000-52496

CHINA JIANYE FUEL, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-8296010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
100 Wall Street, 15th Floor, New York, NY, 10005
(Address of principal executive office and zip code)

212-232-0120
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act: None. Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐      No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐      No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐      No ☒

As of December 31, 2008, the aggregate market value of the shares of the Registrant’s common stock held by non-affiliates (based upon the closing price of such shares as reported on the Pink Sheets) was approximately $58,288,231.  Shares of the Registrant’s common stock held by each executive officer and director and by each person who owns 10 percent or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of September 22, 2009, there were 30,176,938 shares of the Registrant’s common stock outstanding.

EXPLANATORY NOTE

The sole purpose of this Amendment No.1 to Form 10-K (File Number: 000-52496) is to amend and restate in its entirety the disclosure under Item 9A(T) Controls and Procedures of the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2009 filed with the SEC on September 29, 2009 (the “Form 10-K”).

Except as set forth above, this Amendment No.1 to Form 10-K does not modify, amend or update in any way any other items or disclosure in the Form 10-K.  This Amendment No.1 to Form 10-K continues to speak as of the date of the original Form 10-K and other than as specifically reflected in this Amendment No.1 to Form 10-K does not reflect events occurring after the filing of the original Form 10-K.

ITEM 9A(T).	CONTROLS AND PROCEDURES.

Evaluation of disclosure controls and procedures.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report (the “Evaluation Date”). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such controls and procedures were effective.

Changes in internal controls.

The term “internal control over financial reporting” (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the fourth quarter of the year covered by this annual report, and they have concluded that there was no change to the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.  We have assessed the effectiveness of those internal controls as of June 30, 2009, using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) Internal Control – Integrated Framework as a basis for our assessment.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

A material weakness (within the meaning of PCAOB Auditing Standard No. 5) is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified two material weaknesses in our internal control over financial reporting.  These material weaknesses consisted of:

a.           Lack of expertise in U.S accounting principles among the personnel in our Chinese headquarters.  Our books are maintained and our financial statements are prepared by the personnel employed at our executive offices in Heilongjiang Province in the People’s Republic of China.  Few of our employees have experience or familiarity with U.S accounting principles.  The lack of personnel in our Heilongjiang office who are trained in U.S. accounting principles is a weakness because it could lead to improper classification of items and other failures to make the entries and adjustments necessary to comply with U.S. GAAP.

b.           Lack of independent control over related party transactions.  Jianye Wang is the sole director and Chief Executive Officer of China Jianye Fuel and of its subsidiary, Zhao Dong Jianye Fuel.  From time to time Mr. Wang has made loans and capital contributions to finance the operations of Zhao Dong Jianye Fuel.  The absence of other directors to review these transactions is a weakness because it could lead to improper classification of such related party transactions.

Management is currently reviewing its staffing and their training in order to remedy the weaknesses identified in this assessment.  To date, we are not aware of significant accounting problems resulting from these weaknesses; so we have to weigh the cost of improvement against the benefit of strengthened controls.  However, because of the above conditions, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of June 30, 2009.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 15.	EXHIBITS, FINANCIAL STATEMENTS SCHEDULES.

Exhibit No.	Description

3.1	Articles of Incorporation – filed as an exhibit to the Registration Statement on Form 10-SB (File No. 000-52496) filed on March 12, 2007.

3.2	Certificate of Amendment of Articles of Incorporation effective on January 17, 2008 – filed as an exhibit to the Current Report on Form 8-K filed on January 18, 2008.

3.3	By-laws– filed as an exhibit to the Registration Statement on Form 10-SB (File No. 000-52496) filed on March 12, 2007.

10.1	2008 Equity Incentive Plan – filed as an exhibit to the S-8 Registration Statement (File No. 333-148895) filed on January 28, 2008.

10.2
Merger Agreement dated as of November 12, 2007 by and among Standard Commerce, Inc., Jianye Acquisition Corp., and American Jianye Ethanol Company, Inc., filed as an exhibit to Form 8-K/A filed on June 20, 2008.

21	Subsidiaries of the Registrant – filed as an exhibit to the Form 10-K (File No. 000-52496) filed on September 29, 2009.

31.1*	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certifications of Principal Executive Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA JIANYE FUEL, INC.

By:	/s/ Jianye Wang
Jianye Wang
Chief Executive Officer

Date: February 25, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

Each person whose signature appears below hereby authorizes Jianye Wang as attorneys-in-fact to sign on his behalf, individually, and in each capacity stated below, and to file all amendments and/or supplements to this annual report on Form 10-K.

Signature	Capacity	Date

/s/ Jianye Wang	Chairman, Chief Executive Officer, Chief Financial Officer and Director	February 25, 2010
Jianye Wang

Exhibit 31.1
Certification of Principal Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
and Securities and Exchange Commission Release 34-46427

I, Jianye Wang, certify that:

1. I have reviewed this annual report on Form 10-K of China Jianye Fuel, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2010

/s/ Jianye Wang
Jianye Wang, Chairman, Principal Executive Officer, Principal Financial and Accounting Officer and Director

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of China Jianye Fuel, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jianye Wang, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2010

/s/ Jianye Wang
Jianye Wang, Chairman, Principal Executive Officer, Principal Financial and Accounting Officer and Director

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________

AMENDMENT NO. 1
TO
FORM 10-Q
_____________________

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from ______to______.

Commission File Number: 000-52496

CHINA JIANYE FUEL, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-8296010
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
136-20 38th Ave. Unit 3G, Flushing, NY 11354
(Address of principal executive office and zip code)

718-395-8706
(Registrant’s telephone number, including area code)

Indicate by check mark whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

As of October 20, 2009, 29,976,923 shares of the Registrant’s common stock, $0.001 par value, were outstanding.

EXPLANATORY NOTE

We are filing this Amendment No.1 to Form 10-Q (File Number: 000-52496), or this Amendment, to amend certain sections in our Form 10-Q for the three months ended September 30, 2009, originally filed on November 20, 2009 (the “Original Filing”). This Amendment amends Part I, Item 4(T) Controls and Procedures and Item 6 Exhibits. This Amendment does not otherwise amend the Original Filing.

Except as set forth above, this Amendment does not modify, amend or update in any way any other items or disclosure in the Original Filing. This Amendment continues to speak as of the date of the Original Filing and other than as specifically reflected in this Amendment does not reflect events occurring after the filing of the Original Filing.

PART 1 - FINANCIAL INFORMATION

Item 4T. Controls and Procedures

Evaluation of disclosure controls and procedures.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report (the “Evaluation Date”). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, such controls and procedures were effective.

Changes in internal controls.

The term “internal control over financial reporting” (defined in SEC Rule 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated any changes in the Company’s internal control over financial reporting that occurred during the first quarter of the fiscal year covered by this annual report, and they have concluded that there was no change to the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

Item 6. Exhibits.

Exhibit No.	Description

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended.

32.1
Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA JIANYE FUEL, INC.

By:	/s/ Jianye Wang
Jianye Wang
Chief Executive Officer and Chief Financial Officer

Date: February 25, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jianye Wang, certify that:

1. I have reviewed this quarterly report on Form 10-Q of China Jianye Fuel, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation: and

d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 25, 2010

/s/ Jianye Wang
By: Jianye Wang, Principal Executive Officer and Principal Financial and Accounting Officer

CERTIFICATION PURSUANT TO
18 U.S.C. Section 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-Q ("Form 10-Q") of China Jianye Fuel, Inc. (the "Company") for the three months ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof, I, Jianye Wang, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Form 10-Q fully complies with the requirements of Section  13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   The information contained in the Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 25, 2010

/s/ Jianye Wang
By: Jianye Wang, Principal Executive Officer and Principal Financial and Accounting Officer

This certification accompanies this Form 10-Q pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and is not deemed filed by the Company and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Form 10-Q), irrespective of any general incorporation language contained in such filing.